EXHIBIT 99.1

Ero Copper Announces Retirement of Noel Dunn as Executive Chairman

VANCOUVER, British Columbia, Jan. 11, 2023 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) announces the retirement of Noel Dunn from his executive position of Executive Chairman as part of the Company's overall succession planning. Noel Dunn will remain Chairman of Ero's Board of Directors.

Commenting on Noel Dunn's retirement, David Strang, Chief Executive Officer, said "Noel's contributions have been instrumental in the success of this Company since we founded Ero Copper in 2016. While Noel is stepping back from his day-to-day role on the executive team, I look forward to our continued partnership in his role as Chairman of the Board."

Noel Dunn added, "I am retiring from my executive role to support my family's interest in wildlife conservation. I believe that now is the appropriate time as the Company is in an extremely good position with high-quality, low-cost assets and excellent opportunities for growth against the backdrop of a world needing copper and nickel to enable its move towards carbon neutrality. The Company is blessed with both a strong executive team and a deep operating team in Brazil, and I look forward to remaining involved as a board member."

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. which owns the Xavantina Operations (formerly known as the NX Gold Mine), namely comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com